UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2012

Commission File Number: 000-54260

(Translation of registrant's name into English)

Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona USA 85719
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Period Ended August 31, 2012

99.2	Management’s Discussion and Analysis for the Period Ended August 31, 2012

99.3	Form 52 109FV2 - Certification of Interim Filings - Venture Issuer Basic Certificate - CEO

99.4	Form 52 109FV2 - Certification of Interim Filings - Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.
(Registrant)

Date: November 2, 2012	By:	/s/ Frank Garcia

	Title:	Chief Financial Officer